Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

facsimile		direct dial number
(212) 818-8881		(212) 818-863

email address
jgallant@graubard.com

January 23, 2012

VIA FEDERAL EXPRESS AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Andina Acquisition Corporation

         Amendment No. 1 to Registration Statement on Form S-1

         Filed December 28, 2011

         File No. 333-178061

Dear Ms. Ransom:

On behalf of Andina Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter, dated January 10, 2012, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Charles Lee. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that in addition to responding to the Staff’s comments, the Company has applied to list its securities on the Nasdaq Capital Markets. Accordingly, we have made all the necessary changes to the disclosure in the Registration Statement to accommodate such listing, including, but not limited to, adding the requirement that the Company acquire a target business having a fair market value equal to at least 80% of the balance in the Company’s trust account at the time of the execution of a definitive agreement for such business combination.

Securities and Exchange Commission,
January 23, 2012

Prospectus Summary, page 1

1. We note your response to comment 3 in our letter dated December 16, 2011. We re-issue such comment with respect to the statements noted below.

• “The Andean region...is one of the fastest developing parts of the world” on pages 2 and 50.

• “Peru has been one of the best performing emerging markets over the past decade” on page 51.

We have revised the disclosure on pages 2, 50 and 51 of the Registration Statement to remove the above referenced statements.

Management, page 64

Directors and Executive Officers, page 64

2. We note your response to comment 11 in our letter dated December 16, 2011. The statement regarding a director’s qualification due to his or her “contacts in the private sector” continues to be too generic. Please either remove such statement or specifically describe the types of contacts each director has in the private sector that led to your conclusion that such director should serve on your board of directors. See Item 401(e)(1) of Regulation S-K and Question 116.05 in our Compliance and Disclosure Interpretations (Regulation S-K).

We have revised the disclosure on pages 65 and 66 to describe the types of contacts each director has in the private sector as requested.

Exhibit 4.2

3. It appears that you filed the specimen unit certificate, instead of the specimen ordinary share certificate. Please file the specimen ordinary share certificate.

We have filed the specimen ordinary share certificate as Exhibit 4.2 with Amendment No. 2 as requested.

Exhibit 5.2

4. Please clarify in the first paragraph that Graubard Miller is acting as counsel to the company and file an executed copy of counsel’s opinion.

We have revised the opinion of counsel and filed it as Exhibit 5.21 with Amendment No. 2 as requested.

Securities and Exchange Commission,
January 23, 2012

Item 17. Undertakings, page II-3

5. We note your response to comment 16 in our letter dated December 16, 2011. The undertaking required by Item 512(a)(5)(ii) of Regulation S-K must be included because you may file a prospectus that includes information that was not omitted in reliance on Securities Act Rule 430A, and such prospectus must be deemed to be part of and included in the registration statement. Please revise.

We have revised the disclosure on pages II-3 and II-4 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant